Syneron Medical to Report Fourth Quarter and Full Year 2012 Financial Results on February 12, 2013

YOKNEAM, Israel, Jan. 29, 2013 /PRNewswire/ -- Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced that it will release fourth quarter and full year 2012 financial results before the market opens on Tuesday, February 12, 2013. The earnings release will be available on Syneron's website at www.investors.syneron.com.

(Logo: http://photos.prnewswire.com/prnh/20120528/535447 )

Syneron management will host a conference call and a live webcast at 8:00 a.m. (ET) on the same day. A question & answer session will follow management's discussion of events in the fourth quarter 2012.

Investors and analysts may participate in the conference call using the following dial-in numbers:

US (toll free): (877) 844-6886
International: (970) 315-0315

The conference passcode for both is 91695614.

Investors and other interested parties can also access a live webcast of the conference call through the Investor Relations page on Syneron's website at www.investors.syneron.com. Please log-in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

CONTACT: Hugo Goldman, Chief Financial Officer Syneron Medical, hugo.goldman@syneron.com; or Zack Kubow, The Ruth Group, +1-646-536-7020, zkubow@theruthgroup.com